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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

RB International Markets (USA) LLC

Statement of Financial Condition
With Report of Independent
Registered Public Accounting Firm

December 31, 2019

RB International Markets (USA) LLC

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC
    Assessment Reconciliation Required by SEC Rule 17a-5.
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to RB International Markets (USA) LLC for the year ended December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Signature

Stefan Gabriele
Executive Director

_____

Title

_____

Notary Public

Sworn to me this 17th day of January 2020
Personally appeared Mr. Stefan Gabriele



withum+

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RB International Markets (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 19, 2020

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	7,671,232
Time deposits		4,600,000
Fail to deliver		1,305,971
Right of use asset		59,022
Underwriting fees receivable		50,925
Due from Parent		28,808
Other assets		65,199
Total assets	$	13,781,157

Liabilities and Member's Equity

Fail to receive	$	1,305,971
Accrued expenses		173,071
Lease liability		60,640
Due to affiliate		2,881
Total liabilities		1,542,563
Member's equity		12,238,594
Total liabilities and member's equity	$	13,781,157

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

   RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears most of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receive versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities. The Company also engages in private placements of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

The Company does not execute or clear any trades, but rather acts as a chaperone for transactions between its U.S. institutional investors and its Parent, pursuant to Exchange Act Rule 15a-6. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. Substantially all of the Company's commissions were derived from trades executed by the Parent under this arrangement. All commissions are earned on trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Commission payments are received from the Parent the following month.

Periodically, the Company earns placement fees from its Parent for assisting in underwritings in which the Parent is lead manager and are recorded at the time the placement is complete and the amounts are reasonably determinable. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. After an approximate waiting time of three months for the syndication period, under an internal agreement, the Company will receive a percentage of the total fee from its Parent.

The Company participates in underwritings through a syndicate for entities that want to raise funds through a sale of securities. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Revenues are recorded, net of reasonable underwriting expenses. After an approximate waiting time of three months for the syndication period, the Company will receive payment.

Disaggregation can be found on statement of operations for the year ended December 31, 2019.

The beginning and ending balance of receivables, contract assets, and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities	Receivables, Parent*
Balance, January 1, 2019	$ 74,700	$ -	$ -	$ 55,884
Balance, December 31, 2019	$ 50,925	$ -	$ -	$ 51,344

*Represented as net Due from Parent on statement of financial condition.

2. **Summary of Significant Accounting Policies (continued)**

Leases

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Under the effective date transition method selected by the Company, operating leases existing at, or entered into, after January 1, 2019 were required to be recognized and measured. Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use assets and operating lease liabilities of $113,504 at January 1, 2019.

Cash

The Company's cash account is held by one financial institution and therefore is subject to the credit risk at that financial institution.

The Company also invests in time deposits and at December 31, 2019, held two time deposits with two financial institutions. These time deposits have short term maturities.

The balances in these accounts may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. The Company does not file federal, state or local income tax returns but its income is reported as part of the Parent's federal, state and local income tax returns.

The Company has a tax sharing arrangement ("TSA") with the Parent whereby it reimburses the Parent for federal, state and local income taxes incurred from the results of the Company's operations.

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. As of December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Translation of Foreign Currency

Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency translations and transactions are reflected in the statement of operations. The foreign exchange loss for the year ended December 31, 2019 is $2,493 and is included in other expenses in the statement of operations.

2.   **Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currency (continued)

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other expenses in the statement of operations.

3.   **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2019, the Company had net capital of approximately $12,000,000 which exceeded the required net capital by approximately $11,750,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a delivery versus payment or receive versus payment basis. The Company does not handle cash or securities for customers with respect to its underwriting or private placement business.

4.   **Related Party Transactions**

At December 31, 2019, the Parent owes the Company approximately $22,500 which represents commission receivable and placement fees net of taxes.

At December 31, 2019, the Company owes an affiliate approximately $2,800, which represents a fee payable net of commissions receivable.

Commission income is earned on trades performed with institutional customers and cleared with the Parent. Of the total commission income earned of approximately $392,300, approximately $38,400 is unpaid as of December 31, 2019 and included in due from Parent on the statement of financial condition. Clearing and brokerage expenses, in the statement of operations, include fees paid to the Parent on the clearing of these transactions and totaled approximately $26,000. The Company also earns fees for acting as placement agent on underwritings where the Parent is lead manager. Total fees earned for 2019 were approximately $169,000 of which approximately $13,000 is still owed and included in due from Parent on the statement of financial condition.

The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. All transactions with related parties are settled in the normal course of business.

5. **Commitments**

The Company leases office space under a non-cancellable lease agreement which expires on January 31, 2021. The Company may also incur periodic costs for ancillary services provided by the landlord. At December 31, 2019, the annual minimum payments under this agreement are approximately $58,000 and $5,000 for 2020 and 2021, respectively.